UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of: Blue Tractor ETF Trust Blue Tractor Group, LLC 57 West 57th Street, 4th Floor New York, NY 10019	File No. 812-[ ]

Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
 Washington, DC 20006
(202) 419-8403, MMundt@stradley.com

Page 1 of 10 sequentially numbered pages.
As filed with the U.S. Securities and Exchange Commission on September 18, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of: Blue Tractor ETF Trust Blue Tractor Group, LLC File No. 812-[ ]
Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and
Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the
1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the
1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

I.	INTRODUCTION
In this application (“Application”), Blue Tractor Group, LLC (the “Initial Adviser”) and Blue Tractor ETF Trust (the “Trust” and collectively with the Initial Adviser, the “Applicants”), request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend a portion of the prior order issued to Applicants under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.1

A.	Summary of Application
The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs. However, unlike traditional actively-managed ETFs, Applicants will operate “Shielded AlphaSM ETFs,” Funds that do not disclose their full portfolio holdings daily pursuant to the Prior Order. Rather, the Funds allow for efficient trading through the publication of the Dynamic SSRSM Portfolio, while generally shielding the specific weightings of the full Fund portfolio contents and recent trading activity in the Fund’s actual portfolio (“Actual Portfolio”) to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Fund.

Even though the Funds will not publish their full portfolio holdings daily, the Dynamic SSRSM Portfolio allows market participants to assess the intraday value and associated risk of a Fund’s Actual Portfolio. Daily disclosure of the Dynamic SSRSM Portfolio and Guardrail Amount permit effective arbitrage activity from differences between a Fund’s trading price and its NAV, including hedging of risks associated with arbitrage and market making activities. As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.

Shares of each Fund are purchased and redeemed only in Creation Units and generally on an in-kind basis. Purchasers are required to purchase Creation Units by making a deposit of Deposit Instruments and shareholders redeeming their Shares will receive a transfer of Redemption Instruments. Under the Prior Order, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”) will be the same as the Fund’s Dynamic SSRSM Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis.

Applicants now seek an Order to amend the Prior Order to permit the Applicants to use Creation Baskets that include instruments that are not included, or that are included with different weightings, in the Fund’s Dynamic SSRSM Portfolio. As discussed below, we believe that the ability to have additional basket flexibility would benefit investors through more effective arbitrage and more efficient portfolio management.

[1]
The Applicants previously submitted an application with the Commission (File No. 812-14625), as amended and restated and filed with the Commission on October 23, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33682 dated November 14, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33710 dated December 10, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

II.	APPLICANTS’ PROPOSAL.

A.	Applicants Seek Additional Basket Flexibility in Creation and Redemption Process

1.	Additional Basket Flexibility
The Funds may determine that it is desirable to use Creation Baskets that differ from the Dynamic SSRSM Portfolio beyond cash substitutions. As such, the Applicants seek to improve the functioning of the Funds by amending the Prior Order to enable a Fund’s use of Creation Baskets that include instruments that are not in the Dynamic SSRSM Portfolio, or are included in the Dynamic SSRSM Portfolio but in different weightings.

The Funds will use the requested additional basket flexibility only in a transparent manner, in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading. Specifically, the Funds would make widely available to market participants (including all Authorized Participants), all at the same time, the composition of any Creation Basket that the Funds are willing to accept in addition to, or instead of, the Dynamic SSRSM Portfolio. The Funds anticipate doing so through publication on the NSCC System. There would be no negotiation or communication with market participants (including Authorized Participants) regarding the Creation Basket’s composition, except with respect to a market participant’s need to substitute a particular basket instrument with cash.

A Fund may use a Creation Basket that contains instruments that are not included in a Fund’s Dynamic SSRSM Portfolio if the Adviser or Sub-Adviser seeks to add an instrument to the Fund’s Actual Portfolio without incurring transaction costs associated with the purchase of the instrument for cash. For example, if the Adviser or Sub-Adviser decides to add an instrument to a Fund’s Actual Portfolio and determines that disclosing the new position should not result in front-running or free-riding, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in kind during a creation transaction. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from the Actual Portfolio and determines that disclosing the position to be reduced should not result in front-running or free-riding, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in kind during a redemption transaction.

Fundamentally, the act of constructing Creation Baskets for creation and redemption of Shares is a portfolio management function. In determining the Deposit Instruments, a Fund’s portfolio management team decides which assets to “purchase” for the portfolio. Similarly, the portfolio management team decides which assets to “sell” when it determines the Redemption Instruments. Enabling the Adviser or Sub-Adviser to use Creation Baskets that differ from the Dynamic SSRSM Portfolio when it is in the Funds’ best interest to do so is anticipated to improve operational efficiency and potentially reduce costs.

2.	Revised Purchase and Redemption Procedures for Fund Shares
The names and quantities of the instruments that may constitute a Creation Basket2 will generally be the same as the Fund’s Dynamic SSRSM Portfolio, but a Fund may accept Creation Baskets that differ from the Dynamic SSRSM Portfolio. If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other the Cash Amount. A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis.3 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish the names and quantities of the instruments comprising the available Creation Baskets, as well as the estimated Cash Amount (if any) for each Creation Basket, for that day. Deposit Instruments and Redemption Instruments comprising Creation Baskets for Share creation and redemption transactions, respectively, may differ. The Fund also may make available and publish additional Creation Baskets later in the day.

Each Fund will adopt and implement policies and procedures regarding the construction of its Creation Baskets in accordance with Rule 6c-11 under the 1940 Act.4 The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters.

[2]	Deposit Instruments and Redemption Instruments may include cash and/or securities.
[3]
In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefits that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different portfolio instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

[4]	See Rule 6c-11(c)(3). Only Creation Baskets different from a Fund’s Dynamic SSRSM Portfolio will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii).

B.	The Use of Basket Flexibility Raises No New Policy Concerns

1.	Protection from Reverse Engineering
Applicants believe that the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s Dynamic SSRSM Portfolio, or are included in different weightings, does not raise concerns about reverse engineering of the Fund’s portfolio beyond those addressed in the Prior Application. The purpose of the Dynamic SSRSM Portfolio is to facilitate the operation of ETFs that limit susceptibility of their strategies to practices like “front running” ETF trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser. Thus, the Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

By publishing a Creation Basket that includes instruments that are not included in a Fund’s Dynamic SSRSM Portfolio, or are included in different percentages, the Fund may provide the market with information about which instruments it seeks to add or remove from the Actual Portfolio. However, the Fund will not disclose to Authorized Participants or other market participants any information about the overlap between the instruments of any Creation Basket different from the Fund’s Dynamic SSRSM Portfolio, on the one hand, and the securities in the Fund’s Actual Portfolio, on the other hand. In addition, Applicants will not use such additional basket flexibility in situations where such publication may provide sufficiently useful information to either predict the Fund’s current positions or pending or upcoming trades so as to front-run them or to ascertain the Fund’s current Actual Portfolio as to free-ride on the Adviser’s investment decisions. The Adviser or Sub-Adviser will use the additional basket flexibility only after the Adviser or Sub-Adviser has concluded that the risks of front-running and free-riding are not present with respect to a particular security included in the Creation Basket that is not included in the Dynamic SSRSM Portfolio or included with a different weighting.

Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio by utilizing information imparted when a Creation Basket deviates from a Fund’s Dynamic SSRSM Portfolio. Such information, while additive to the total mix of Fund information available to market participants, is insufficient to reverse engineer the Fund’s Actual Portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.5 Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free- ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely where Creation Baskets deviate from the Dynamic SSRSM Portfolio.

2.	Protection from Self-Dealing or Overreaching
Because the Fund would determine what Creation Baskets to make available without discussing or negotiating Creation Baskets composition with Authorized Participants or other market participants, except with regard to cash substitutions, a person purchasing Shares could not cause the Fund to include unwanted instruments in a Creation Basket and, likewise, would not be able to cherry-pick instruments to include in the Creation Basket. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any investor.

3.	Protections for Confidential Information
Because the Funds will not publicly disclose the actual weightings of their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure6 as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply). For purposes of compliance with this condition, the dissemination of the Creation Baskets will not be deemed selective disclosure.

In addition, the Actual Portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the Actual Portfolio, including the custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

The new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure. The Funds have committed to disseminating by publication through the NSCC System the composition of any Creation Basket that the Funds are willing to accept in addition to, or instead of, the Dynamic SSRSM Portfolio. Further, the determination of the composition of any Creation Basket will occur without any negotiation with market participants (including Authorized Participants) or other sharing of information (except for cash substitutions) regarding the composition of the Funds’ Creation Baskets in advance of the publication. Consequently, selective disclosure cannot occur when all market participants (including all Authorized Participants) all at the same time will have the same information as to the composition of Creation Baskets acceptable to the Funds at any given moment.

C.	Comparability of Relief Sought to Prior Relief Granted by the Commission
In Rule 6c-11 under the 1940 Act, the Commission granted relief to ETFs to utilize “custom baskets” subject to the condition that the ETF adopt written basket policies and procedures that set forth certain information related to the construction and acceptance of custom baskets.7 In the adopting

[5]
The Commission noted that the ETFs proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs’ susceptibility to predatory trading practices, like ‘front running’ and ‘free riding’.” See Prior Notice, supra note 1.

[6]	See Selective Disclosure and Insider Trading, 1940 Act Release No. 24599 (Aug.15, 2000).
[7]	See Exchange-Traded Funds, 1940 Act Release No. 33646 (Sept. 25, 2019) at 86; see also Rule 6c-11(c)(3).

release, the Commission stated that the use of custom baskets “will provide ETFs with additional basket flexibility, which . . . could benefit investors through more efficient arbitrage and narrower bid-ask spreads.”8 The same policy considerations underlying the ability for ETFs to utilize custom baskets in Rule 6c-11 apply to the relief requested herein for additional basket flexibility, which should have a positive impact on the effectiveness of the arbitrage mechanism and result in narrower bid-ask spreads.

III.	REQUEST FOR RELIEF
The relief sought in this Application is the same as relief previously granted by the Commission in the Prior Order, except that the Funds would have the ability to utilize Creation Baskets that include instruments that are not in the Funds’ Dynamic SSRSM Portfolio, or are included with different percentages, subject to the terms and conditions herein.

For the reasons stated in the Prior Order and herein, Applicants believe that:
•
With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•
With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	CONDITIONS
Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except that conditions A.7 and A.9 of the Prior Order are deleted in their entirety and replaced with Conditions A.7, A.9 and A.10 as follows:
7.
Each Fund and each person acting on behalf of a Fund[9] will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply). For purposes of compliance with this condition, the dissemination of the composition of Creation Baskets will not be deemed selective disclosure of material information.

9.
Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Dynamic SSRSM Portfolio will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of the Dynamic SSRSM Portfolio published on the Fund’s website for each Business Day; and (ii) a copy of each Creation Basket made available.

10.
Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11 under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Dynamic SSRSM Portfolio will be treated as a “Custom Basket” under that rule. The Fund’s basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act, as amended.

V.	REQUEST FOR ORDER
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	PROCEDURAL MATTERS
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

[Signatures appear on next page]

[8]	Id. at 16.

[9]
For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 C.F.R. § 243.101(c).

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

BLUE TRACTOR ETF TRUST

The undersigned states that he has duly executed the attached Application dated September 18, 2020 for and on behalf of Blue Tractor ETF Trust; that he is the President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

BLUE TRACTOR GROUP, LLC

The undersigned states that he has duly executed the attached Application dated September 18, 2020, for and on behalf of Blue Tractor Group, LLC; that he is a Member of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

RESOLUTIONS OF BLUE TRACTOR ETF TRUST

RESOLVED, that the preparation and filing with the SEC on behalf of the Trust of an application for an order to amend a prior order of exemption under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, which permits registered open-end investment companies that are actively managed exchange-traded funds to operate without being subject to a daily portfolio transparency condition (the “Application”), and any amendments and restatements thereof be, and it hereby is, authorized and approved, and the officers of the Trust be, and hereby are, authorized and directed to prepare, execute and file with the SEC the Application and any and all amendments to said Application.